UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 1

Ocata Therapeutics, Inc.

(Name of Subject Company)

Ocata Therapeutics, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

67457L100

(CUSIP Number of Class of Securities)

Paul Wotton

President and Chief Executive Officer

Ocata Therapeutics, Inc.

33 Locke Drive

Marlborough, MA 01752

(508) 756-1212

(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

With copies to:

Mitchell Bloom, Esq.

James Matarese, Esq.

Andrew Goodman, Esq.

Goodwin Procter LLP

53 State Street

Boston, MA 02109

(617) 570-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (“Amendment No. 1”) amends and supplements Item 8 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Ocata Therapeutics, Inc. (“Ocata”) with the U.S. Securities and Exchange Commission on November 19, 2015 (as amended and supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Laurel Acquisition Inc. (“Purchaser”), a Delaware corporation and an indirect wholly-owned subsidiary of Astellas Pharma Inc. (“Astellas”) to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of Ocata, upon the terms and subject to the conditions set forth in the Offer to Purchase by Astellas and Purchaser dated November 19, 2015, and in the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 1. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text after the last sentence of the paragraph included in the subsection entitled “Certain Litigation,” of the Schedule 14D-9:

“On November 20, 2015, the plaintiff gave notice of voluntary dismissal, without prejudice, of its claims, which the Delaware Court of Chancery granted on that date.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: November 24, 2015

Ocata Therapeutics, Inc.

By:	/s/ Paul Wotton
Name:	Paul Wotton
Title:	Chief Executive Officer

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